UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 7 December 2015

Name of applicant:		Pearson plc
Name of scheme:		Worldwide Save for Shares Plan
Period of return:	From:	08/06/2015	To:	07/12/2015
Balance of unallotted securities under scheme(s) from previous return:		3,500,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		413,724
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,086,276

Name of applicant:		Pearson plc
Name of scheme:		Employee Stock Purchase Plan
Period of return:	From:	08/06/2015	To:	07/12/2015
Balance of unallotted securities under scheme(s) from previous return:		2,900,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		353,257
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,546,743

Name of contact:	Donna Little
Telephone number of contact:	020 7010 2253

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 07 December 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary